SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

[redacted]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b)

the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

Consolidated First-Quarter Earnings Report
February 1, 2008 – April 30, 2008

June 3, 2008

Name of company	**Sekisui House, Ltd.** (URL http://www.sekisuihouse.co.jp)
Stock code	1928
Listed exchanges	Tokyo (first section), Osaka (first section), Nagoya (first section)
Representative	Toshinori Abe, President and COO
Inquiries	Hidehiro Yamaguchi, Executive officer, Head of Corporate Communications Department TEL +81 6 6440 3111

1. First-Quarter Operating Results for Fiscal 2008 (February 1, 2008 to April 30, 2008)

(1) Consolidated business results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2008 First Quarter	255,478	(13.6)	(17,201)	-	(17,170)	-	(11,068)	-
FY2007 First Quarter	295,649	1.6	5,466	-	7,226	672.0	3,752	-
FY2007	1,597,807	-	109,727	-	114,086	-	60,352	-

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2008 First Quarter	(16.37)	-
FY2007 First Quarter	5.30	5.30
FY2007	87.70	87.68

(2) Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	*Millions of yen*	%	*yen*
FY2008 First Quarter	1,402,127	753,570	53.7	1,113.87
FY2007 First Quarter	1,236,074	787,301	63.7	1,114.30
FY2007	1,349,441	770,963	57.1	1,139.63

(3) Consolidated cash flows

Millions of yen

	Net cash provided by operating activities	Net cash used in investing activities	Net cash in financing activities	Cash and cash equivalents at end of period
FY2008 First Quarter	(64,056)	(17,156)	82,028	61,052
FY2007 First Quarter	(113,212)	(22,304)	(12,937)	81,043
FY2007	(175,279)	(59,900)	65,917	60,236

2. Consolidated results forecast for the year ending January 31, 2009

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Million of yen	%	*Million of yen*	%	*Million of yen*	%	*Million of yen*	%	*yen*
Interim	820,000	2.9	57,500	23.6	58,000	17.6	30,000	4.7	44.37
Full year	1,660,000	3.9	104,000	(5.2)	105,000	(8.0)	56,000	(7.2)	82.82

3. Others

1) Changes of reporting entities (Change in condition of significant consolidated subsidiaries): None

2) Adoption of simplified accounting method: Yes

3) Change in accounting policies from the previous consolidated financial statements: None

See page 3, "4. Others, Qualitative information on financial statements, etc", for detail.

(Reference) Summary of non-consolidated financial results (February 1, 2008 to April 30, 2008)

1) Non-consolidated business results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2008 First Quarter	153,534	(22.4)	(22,843)	-	(20,389)	-	(11,725)	-
FY2007 First Quarter	197,770	0.3	(1,277)	-	2,999	-	2,505	-
FY2007	1,195,245	-	86,745	-	92,982	-	50,179	-

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2008 First Quarter	(17.34)	-
FY2007 First Quarter	3.54	3.54
FY2007	72.90	72.89

(2) Non-consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	*Millions of yen*	%	*yen*
FY2008 First Quarter	1,284,683	681,322	53.0	1,007.20
FY2007 First Quarter	1,133,499	724,607	63.9	1,025.67
FY2007	1,238,622	699,339	56.5	1,033.87

2. Non-consolidated results forecast for the year ending January 31, 2009

	Net sales		Operating income		Recurring income		Net income		Net income per share
	Million of yen	%	*Million of yen*	%	*Million of yen*	%	*Million of yen*	%	*yen*
Interim	610,000	2.9	45,000	34.9	48,000	24.5	26,000	10.7	38.44
Full year	1,230,000	2.9	79,000	(8.9)	82,000	(11.8)	45,500	(9.3)	67.27

Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecasts.

For financial forecasts, please see "3. Qualitative information on business forecast" on page 3.

Qualitative information on the consolidated financial statements, etc.

1. Qualitative information on the progress of consolidated performance

During the first quarter of the fiscal year ending January 31, 2009, the Japanese economy hit a low note as private capital expenditures faltered owing to the sharp appreciation of the yen and the ongoing rise of oil and raw materials prices, and no signs of improvement could be seen in the employment environment. Turbulence in global financial markets triggered by the sub-prime loan crisis continued to persist, leaving the future economic outlook uncertain with concern over the downturn in the U.S. economy.

In the housing market, willingness to make residential investments continued to wane, due to the absence of improvement in personal income and the erosion of financial assets such as mutual funds. Although the aftermath of the amendment in the Building Standard Law is settling down, the operating environment remained stringent with new housing starts continuing to record negative year-on-year growth.

Against this backdrop, we worked to expand sales by putting new lines onto the market and making proposals for new lifestyles. In March, we released the new medium-term management plan, which will culminate in January 31, 2011 with a view towards fortifying sales capabilities and implementing further cost reductions, as well as expanding the business domain.

Consolidated net sales decreased 13.6% year on year to 255,478 million yen, consolidated operating loss to 17,201 million yen, consolidated recurring loss to 17,170 million yen and consolidated net loss to 11,068 million yen, since earnings from major urban redevelopment projects are not expected to be realized until the second quarter and thereafter. This is in contrast to the previous fiscal year in which the urban redevelopment business recorded gains on the sales of its retained interest in the Akasaka Garden City office building.

2. Qualitative information on the changes in the consolidated financial position

Consolidated total assets increased by 52,686 million yen to the end of previous period to 1,402,127 million yen, primarily owing to the increase in inventories as a result of the purchase of land for sale and other proactive investments in future sales opportunities, the increase in commercial paper issued in order to meet resultant high capital requirements. In net assets, capital surplus and retained earnings decreased following the retirement of treasury stock.

Conditions regarding cash flows are as follow.

Operating cash decreased by 64,056 million yen, mainly due to the increase in inventories.
Cash from investing activities declined by 17,156 million yen, primarily owing to the increase in tangible fixed assets as a result of obtaining leasing properties.
Cash from financing activities increased by 82,028 million yen. This was primarily owing to an increase in commercial paper in order to meet high capital requirements.
As a result, cash and cash equivalents at the end of the period increased by 816 million yen compared to the end of the previous fiscal year to 61,052 million yen.

3. Qualitative information on business forecast

No revisions have been made to initial interim and full-year forecasts announced on March 3, 2008.

4. Others

A) Changes in reporting entities (Change in condition of significant consolidated subsidiaries): None

B) Adoption of simplified accounting method

A simplified accounting method is applied to income taxes, allowances and reserves.

C) Change in accounting policies from the previous consolidated financial statements: None

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of Apr. 30, 2007	As of Apr. 30, 2008	Difference	%	As of Jan. 31, 2008
Assets					
I. Current assets					
Cash and deposits	81,043	59,028			60,236
Notes and accounts receivable	17,758	10,727			84,589
Marketable securities	1,447	2,163			139
Inventories	649,273	809,627			709,184
Deferred income taxes	55,678	54,979			45,522
Other current assets	34,229	29,936			29,634
Less allowance for doubtful accounts	(1,819)	(1,757)			(1,843)
Total current assets	**837,610**	**964,706**	**127,096**	**15.2**	**927,463**
II. Fixed assets					
1. Tangible fixed assets					
Buildings and structures	101,991	115,576			112,363
Machinery and vehicles	12,970	14,619			14,730
Tools and equipment	6,107	5,769			6,078
Land	94,613	112,066			105,110
Construction in progress	4,578	5,878			5,964
Total tangible fixed assets	**220,261**	**253,911**	**33,650**	**15.3**	**244,247**
2. Intangible fixed assets	**7,569**	**8,699**	**1,130**	**14.9**	**8,356**
3. Investments and other assets					
Investments in securities	95,620	88,838			85,798
Long-term loans receivable	35,402	33,163			33,713
Prepaid pension cost	-	7,512			6,917
Deferred income taxes	1,588	3,256			4,941
Other investments and other assets	39,621	43,622			39,486
Less allowance for doubtful accounts	(1,598)	(1,583)			(1,484)
Total investments and other assets	**170,633**	**174,809**	**4,176**	**2.4**	**169,373**
Total fixed assets	**398,464**	**437,421**	**38,957**	**9.8**	**421,977**
Total assets	**1,236,074**	**1,402,127**	**166,053**	**13.4**	**1,349,441**

Millions of yen

	As of Apr. 30, 2007	As of Apr. 30, 2008	Difference	%	As of Jan 31, 2008
Liabilities					
I. Current liabilities					
Notes and accounts payable	149,755	129,918			160,836
Commercial paper	-	130,000			40,000
Accrued income taxes	3,403	2,757			27,529
Advances received	126,255	126,470			87,032
Allowance for bonuses	17,738	17,706			17,030
Allowance for bonuses to directors, executive officers and corporate auditors	-	-			859
Allowance for compensation payments on completed works	2,815	2,740			2,799
Other current liabilities	48,742	40,231			43,514
Total current liabilities	**348,711**	**449,823**	**101,112**	**29.0**	**379,603**
II. Long-term liabilities					
Straight bonds	-	59,977			59,976
Long-term debt	20,147	60,588			60,441
Deposits and guarantees	54,326	54,905			54,665
Deferred tax liability	2,347	26			25
Accrued retirement benefits for employees	19,731	20,074			20,107
Allowance for retirement benefits to director, executive officers and corporate auditors	1,019	1,043			1,235
Negative goodwill	36	37			47
Other long-term liabilities	2,453	2,080			2,375
Total long-term liabilities	**100,062**	**198,733**	**98,671**	**98.6**	**198,873**
Total liabilities	**448,773**	**648,557**	**199,784**	**44.5**	**578,477**
Net assets					
I. Shareholders' equity					
Capital stock	186,554	186,554			186,554
Capital surplus	254,133	237,522			254,126
Retained earnings	329,081	317,535			377,564
Treasury stock	(5,226)	(1,084)			(58,530)
Total shareholders' equity	**764,542**	**740,527**	**(24,015)**	**(3.1)**	**759,715**
II. Valuation and translation adjustments					
Net unrealized holding gain (loss) on securities	22,497	12,666			10,893
Deferred hedge gains and losses	-	(9)			(4)
Total valuation and translation adjustments	**22,497**	**12,657**	**(9,840)**	**(43.7)**	**10,889**
III. Share warrants	**-**	**84**	**84**	**-**	**67**
IV. Minority interests	**260**	**299**	**39**	**15.0**	**292**
Total net assets	**787,301**	**753,570**	**(33,731)**	**(4.3)**	**770,963**
Total liabilities and net assets	**1,236,074**	**1,402,127**	**166,053**	**13.4**	**1,349,441**

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen

	Feb. 1, 2007 - Apr. 30, 2007	Feb. 1, 2008 - Apr. 30, 2008	Difference	%	Feb. 1, 2007 - Jan. 31, 2008
I. Net sales	**295,649**	**255,478**	**(40,171)**	**(13.6)**	**1,597,807**
II. Cost of sales	**236,964**	**217,491**	**(19,473)**	**(8.2)**	**1,269,243**
Gross profit	**58,685**	**37,987**	**(20,698)**	**(35.3)**	**328,564**
III. Selling, general and administrative expenses	**53,219**	**55,189**	**1,970**	**3.7**	**218,836**
Operating income	**5,466**	**(17,201)**	**(22,667)**	**-**	**109,727**
IV. Non-operating income	**2,362**	**1,150**	**(1,212)**	**(51.3)**	**8,289**
Interest and dividends income	570	381			2,799
Equity in gains of affiliates	38	59			224
Miscellaneous income	1,753	708			5,265
V. Non-operating loss	**601**	**1,119**	**518**	**86.2**	**3,930**
Interest expense	66	558			1,153
Miscellaneous expense	534	560			2,777
Recurring income	**7,226**	**(17,170)**	**(24,396)**	**-**	**114,086**
VI. Extraordinary income	**-**	**-**	**-**	**-**	**175**
VII. Extraordinary loss	**175**	**344**	**169**	**96.6**	**4,830**
Income before income taxes and minority interests	**7,050**	**(17,514)**	**(24,564)**	**-**	**109,432**
Income taxes	3,295	(6,454)			49,045
Minority interests in earnings of subsidiaries	3	8			34
Net income	**3,752**	**(11,068)**	**(14,820)**	**-**	**60,352**

Consolidated statement of change in net assets

Feb. 1, 2008 – Apr. 30, 2008 *Millions of yen*

	Shareholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stocks	Total
Balance at January 31, 2008	186,554	254,126	377,564	(58,530)	759,715
Changes for this period					
Dividends from surplus	-	-	(8,116)	-	(8,116)
Net income	-	-	(11,068)	-	(11,068)
Gain of treasury stocks	-	-	-	(14)	(14)
Retirement of treasury stocks	-	(16,604)	(40,832)	57,437	-
Sale of treasury stocks	-	-	(10)	22	12
Net changes of items other than "Shareholders' equity" during this period	-	-	-	-	-
Total changes during this period	-	(16,604)	(60,028)	57,445	(19,187)
Balance at April 30, 2008	186,554	237,522	317,535	(1,084)	740,527

	Valuation and translations adjustments			Share warrants	Minority interests	Total net assets
	Net unrealized holding gain(loss) on securities	Deferred hedge gains and losses	Total			
Balance at January 31, 2008	10,893	(4)	10,889	67	292	770,963
Changes for this period						
Dividends from surplus	-	-	-	-	-	(8,116)
Net income	-	-	-	-	-	(11,068)
Gain of treasury stocks	-	-	-	-	-	(14)
Retirement of treasury stocks	-	-	-	-	-	-
Sale of treasury stocks	-	-	-	-	-	12
Net changes of items other than "Shareholders' equity" during this period	1,773	(4)	1,768	17	7	1,793
Total changes during this period	1,773	(4)	1,768	17	7	(17,393)
Balance at April 30, 2008	12,666	(9)	12,657	84	299	753,570

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb. 1, 2007 – Apr. 30, 2007	Feb. 1, 2008 – Apr. 30, 2008	Feb. 1, 2007 – Jan. 31, 2008
I. Cash flows from operating activities			
Income before income taxes and minority interests	7,050	(17,514)	109,432
Depreciation and amortization	2,958	3,577	14,157
Decrease in accrued retirement benefit	(1,972)	(33)	(1,595)
Increase in prepaid pension cost	-	(594)	(6,917)
Interest and dividend income	(570)	(381)	(2,799)
Interest expense	66	558	1,153
Equity in gains of affiliates	(38)	(59)	(224)
Loss on revaluation of real estate held for sale	-	-	3,375
Loss on revaluation of investments in securities	-	-	566
(Increase) decrease in note and accounts receivables	66,544	73,861	(286)
Increase in inventories, etc.	(150,063)	(100,907)	(213,528)
Decrease in notes and accounts payable	(20,306)	(31,788)	(10,966)
Increase (decrease) in advances received	28,150	39,437	(11,072)
Other	(8,059)	(3,397)	(11,289)
Subtotal	(76,238)	(37,241)	(129,995)
Interest and dividends received	563	429	2,858
Interest paid	(119)	(624)	(842)
Income taxes paid	(37,417)	(26,619)	(47,299)
Net cash provided by operating activities	(113,212)	(64,056)	(175,279)
II. Cash flows from investing activities			
Proceeds from sales of marketable securities	-	-	1,450
Purchases of property, plant and equipment	(15,160)	(12,697)	(44,552)
Proceeds from sales of property, plant and equipment	3	26	71
Purchase of investments in securities	(6,717)	-	(17,052)
Proceeds from sales of investments in securities	-	-	434
Payment for loans receivable	(945)	(679)	(2,716)
Settlement of loans receivable	844	1,224	4,320
Other	(331)	(5,031)	(1,855)
Net cash used in investing activities	(22,304)	(17,156)	(59,900)
III. Cash flows from financing activities			
Net increase in commercial paper	-	90,000	40,000
Proceeds from long-term debt	98	147	40,392
Proceeds from issuance of straight bonds	-	-	59,976
Cash dividends paid	(8,508)	(8,116)	(16,625)
Purchase of treasury stock	(4,528)	(13)	(57,854)
Other	1	12	29
Net cash used in financing activities	(12,937)	82,028	65,917
IV. Net increase (decrease) in cash and cash equivalents	(148,454)	816	(169,262)
V. Cash and cash equivalents at beginning of period	229,498	60,236	229,498
VI. Cash and cash equivalents at end of period	81,043	61,052	60,236

(Segmental information)

(1) Four sections classify each business

FY2007 First Quarter (February 1, 2007 – April 30, 2007)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales							
Sales to third parties	97,491	76,130	82,653	39,375	295,649	-	295,649
Inter-group sales and transfers	1,843	-	564	848	3,256	(3,256)	-
Total sales	99,334	76,130	83,217	40,224	298,906	(3,256)	295,649
Operating expenses	99,752	66,122	78,058	39,469	283,403	6,780	290,183
Operating income	(418)	10,007	5,159	754	15,502	(10,036)	5,466

FY2008 First Quarter (February 1, 2008 – April 30, 2008)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales							
Sales to third parties	68,981	59,627	88,914	37,954	255,478	-	255,478
Inter-group sales and transfers	1,338	14	751	972	3,076	(3,076)	-
Total sales	70,320	59,641	89,665	38,926	258,555	(3,076)	255,478
Operating expenses	80,042	62,405	83,745	39,836	266,029	6,651	272,680
Operating income	(9,721)	(2,763)	5,920	(909)	(7,473)	(9,728)	(17,201)

FY2007 (February 1, 2007 – January 31, 2008)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales							
Sales to third parties	704,506	403,083	334,530	155,686	1,597,807	-	1,597,807
Inter-group sales and transfers	10,590	-	1,696	4,436	16,723	(16,723)	-
Total sales	715,096	403,083	336,227	160,122	1,614,530	(16,723)	1,597,807
Operating expenses	641,535	345,373	320,945	156,218	1,464,073	24,006	1,488,079
Operating income	73,561	57,710	15,281	3,903	150,457	(40,729)	109,727

[Notes]

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sale:	Selling houses and real estate, designing, constructing, and contracting for sale housing on estate land, conducting urban redevelopment projects and commercial buildings transactions
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

FY2007 First Quarter: 9,069 million yen FY2008 First Quarter: 9,086 million yen FY2007: 38,772 million yen

Segment Breakdown

Consolidated

Millions of yen

	FY2007 First Quarter Feb.1, 2007 – Apr. 30, 2007		FY2008 First Quarter Feb.1, 2008 – Apr. 30, 2008		FY2007 Feb.1, 2007 – Jan. 31, 2008	
	Orders	Accumulated Orders	Orders	Accumulated Orders	Orders	Accumulated Orders
Built to Order Housing	186,366	448,085	178,909	462,594	697,963	352,666
Real Estate for Sale	104,847	133,295	103,610	132,711	387,233	88,728
Real Estate for Leasing	82,653	-	88,914	-	334,530	-
Other Business	41,481	103,452	35,300	100,366	157,360	103,020
Total	415,348	684,834	406,735	695,672	1,577,087	544,416

Non-Consolidated

Millions of yen

	FY2007 First Quarter Feb.1, 2007 – Apr. 30, 2007		FY2008 First Quarter Feb.1, 2008 – Apr. 30, 2008		FY2007 Feb.1, 2007 – Jan. 31, 2008	
	Orders	Accumulated Orders	Orders	Accumulated Orders	Orders	Accumulated Orders
Built to Order Housing	187,462	450,530	180,404	467,442	703,507	356,158
Real Estate for Sale	99,693	122,616	99,207	128,938	369,444	86,293
Real Estate for Leasing	2,124	-	2,400	-	9,181	-
Other Business	25,627	99,030	22,581	103,633	107,026	106,501
Total	314,908	672,177	304,594	700,013	1,189,159	548,953

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of Apr. 30, 2007	As of Apr. 30, 2008	Difference	%	As of Jan. 31, 2008
Assets					
I. Current assets					
Cash and deposits	44,319	23,807			22,471
Notes receivable-trade	535	107			121
Accounts receivable-construction	9,424	3,899			71,123
Accounts receivable-real estate	3,684	2,991			10,147
Marketable securities	1,397	2,033			9
Prepaid expenses for construction in progress	87,884	89,169			40,536
Buildings for sale	92,712	103,783			94,713
Land for sale	370,191	485,114			455,031
Land for sale in process	65,885	92,999			87,763
Other inventories	6,808	7,653			5,977
Advance payments	6,111	559			578
Prepaid expenses	6,106	6,831			6,234
Accounts receivable-other	13,152	11,527			15,898
Deferred income taxes	51,127	50,849			41,347
Other current assets	6,544	8,443			5,338
Less allowance for doubtful accounts	(1,184)	(1,029)			(1,124)
Total current assets	**764,700**	**888,744**	**124,044**	**16.2**	**856,168**
II. Fixed assets					
1. Tangible fixed assets					
Buildings	70,571	78,815			77,113
Structures	4,536	4,412			4,457
Machinery and equipment	11,828	13,603			13,690
Vehicles and delivery equipment	166	165			164
Tools and equipment	4,629	4,346			4,591
Land	80,058	94,978			88,801
Constructions in progress	4,228	4,066			3,827
Total tangible fixed assets	**176,020**	**200,388**	**24,368**	**13.8**	**192,646**
2. Intangible fixed assets					
Industrial property	31	26			27
Lease rights	1,608	1,608			1,608
Software	3,451	4,683			4,320
Utility rights	24	19			20
Telephone subscription rights	685	686			686
Total intangible fixed assets	**5,800**	**7,025**	**1,225**	**21.1**	**6,663**
3. Investments and other assets					
Investments in securities	93,255	85,304			82,310
Investments in subsidiaries and partnership	38,118	39,009			39,009
Long-term loans receivable	35,652	33,496			33,920
Deposit and guaranty	14,102	13,675			13,810
Long-term prepaid expenses	819	861			821
Prepaid pension costs	-	6,551			5,978
Deferred income taxes	-	425			2,178
Other investments and other assets	5,887	10,178			5,987
Less allowance for doubtful accounts	(857)	(976)			(873)
Total investments and other assets	**186,978**	**188,525**	**1,547**	**0.8**	**183,143**
Total fixed assets	**368,799**	**395,938**	**27,139**	**7.4**	**382,453**
Total assets	**1,133,499**	**1,284,683**	**151,184**	**13.3**	**1,238,622**

Millions of yen

	As of Apr. 30, 2007	As of Apr. 30, 2008	Difference	%	As of Jan. 31, 2008
Liabilities					
I. Current liabilities					
Notes payable-trade	59,323	50,767			64,242
Accounts payable-trade	44,762	41,909			40,562
Accounts payable-construction	32,442	23,862			48,523
Commercial paper	-	130,000			40,000
Accounts payable-other	7,597	5,180			5,934
Accrued expenses	17,546	14,524			13,819
Deferred corporate taxes	332	250			21,047
Deferred consumption taxes	-	-			6,383
Advances received-construction	90,548	88,372			51,186
Advance received-other	9,248	9,438			9,142
Allowance for bonuses	13,172	12,885			12,382
Allowance for bonuses to directors, executive officers and corporate auditors	-	-			220
Allowance for compensation payments on completed works	2,812	2,739			2,798
Other current liabilities	81,454	75,923			75,171
Total current liabilities	**359,242**	**455,854**	**96,612**	**26.9**	**391,415**
II. Long-term liabilities					
Straight bonds	-	59,977			59,976
Long-term debt	20,000	60,000			60,000
Deposits and guaranty received	7,253	8,049			8,286
Long-term accounts payable	578	491			571
Long-term advance received	115	91			97
Deferred tax liability	3,250	-			-
Accrued retirement benefits for employees	18,450	18,895			18,935
Total long-term liabilities	**49,649**	**147,506**	**97,857**	**197.1**	**147,867**
Total liabilities	**408,892**	**603,360**	**194,468**	**47.6**	**539,283**
Net assets					
I. Shareholders' equity					
1. Capital stock	**186,554**	**186,554**	**-**	**-**	**186,554**
2. Capital surplus	**258,918**	**242,307**	**(16,611)**	**(6.4)**	**258,912**
Legal reserve	242,307	242,307			242,307
Other	16,610	-			16,604
3. Retained earnings	**261,743**	**240,615**	**(21,128)**	**(8.1)**	**301,300**
Legal reserve	23,128	23,128			23,128
Other	238,615	217,486			278,172
Reserve for dividends to shareholders	18,000	18,000			18,000
General reserve	206,800	201,800			206,800
Retained earnings carried forward	13,815	(2,313)			53,372
4. Treasury stock	**(5,070)**	**(915)**	**4,155**	**-**	**(58,362)**
Total shareholders' equity	**702,146**	**668,561**	**(33,585)**	**(4.8)**	**688,404**
II. Valuation and translation adjustments					
Net unrealized holding gain (loss) on securities	22,461	12,680			10,871
Deferred hedge gains and losses	-	(3)			(4)
Total valuation and translation adjustments	**22,461**	**12,676**	**(9,785)**	**(43.6)**	**10,867**
III. Share warrants	**-**	**84**	**84**	**-**	**67**
Total net assets	**724,607**	**681,322**	**(43,285)**	**(6.0)**	**699,339**
Total liabilities and net assets	**1,133,499**	**1,284,683**	**151,184**	**13.3**	**1,238,622**

NON-CONSOLIDATED STATEMENTS OF INCOME

Millions of yen

		Feb. 1, 2007 – Apr.30, 2007	Feb. 1, 2008 – Apr. 30, 2008	Difference	%	Feb. 1, 2007 – Jan. 31, 2008
I.	**Net sales**	**197,770**	**153,534**	**(44,236)**	**(22.4)**	**1,195,245**
	Construction	139,065	103,136			891,437
	Real estate	58,705	50,398			303,808
II.	**Cost of sales**	**156,830**	**132,851**	**(23,979)**	**(15.3)**	**934,700**
	Construction	115,082	89,308			707,843
	Real estate	41,747	43,543			226,857
	Gross profit on sales	**40,940**	**20,683**	**(20,257)**	**(49.5)**	**260,544**
	Total gross profit from construction	23,982	13,828			183,593
	Total gross profit from sales of real estate	16,957	6,854			76,950
III.	**Selling, general and administrative expenses**	**42,217**	**43,527**	**1,310**	**3.1**	**173,799**
	Operating income	**(1,277)**	**(22,843)**	**(21,566)**	**-**	**86,745**
IV.	**Non-operating income**	**4,811**	**3,497**	**(1,314)**	**(27.3)**	**9,792**
	Interest and dividends income	3,238	2,862			5,223
	Miscellaneous income	1,572	635			4,569
V.	**Non-operating expense**	**535**	**1,043**	**508**	**95.0**	**3,555**
	Interest paid	64	226			545
	Interest on corporate bonds	-	329			598
	Miscellaneous expense	470	488			2,411
	Recurring income	**2,999**	**(20,389)**	**(23,388)**	**-**	**92,982**
VI.	**Extraordinary income**	**-**	**41**	**41**	**-**	**175**
VII.	**Extraordinary loss**	**167**	**226**	**59**	**35.3**	**4,641**
	Income before income taxes	**2,831**	**(20,574)**	**(23,405)**	**-**	**88,516**
	Current income taxes	235	127			26,178
	Deferred income taxes	91	(8,976)			12,159
	Net income	**2,505**	**(11,725)**	**(14,230)**	**-**	**50,179**

Non-consolidated statement of change in net assets

Feb. 1, 2008 – Apr. 30, 2008

Millions of yen

	Shareholders' equity								
		Additional paid-in capital			Retained earnings				
						Other			
	Capital stock	Capital reserve	Other legal capital surplus	Total	Legal reserve	Reserve for dividends	General reserve	Retained earnings carried forward	Total
Balance at January 31, 2008	186,554	242,307	16,604	258,912	23,128	18,000	206,800	53,372	301,300
Changes for this period									
Dividends from surplus	-	-	-	-	-	-	-	(8,116)	(8,116)
Reversal of general reserves	-	-	-	-	-	-	(5,000)	5,000	-
Net income	-	-	-	-	-	-	-	(11,725)	(11,725)
Gain of treasury stock	-	-	-	-	-	-	-	-	-
Retirement of treasury stock	-	-	(16,604)	(16,604)	-	-	-	(40,832)	(40,832)
Sale of treasury stock	-	-	-	-	-	-	-	(10)	(10)
Net changes of items other than "Shareholders' Equity" during this period	-	-	-	-	-	-	-	-	-
Total changes during this period	-	-	(16,604)	(16,604)	-	-	(5,000)	(55,685)	(60,685)
Balance at April 30, 2008	186,554	242,307	-	242,307	23,128	18,000	201,800	(2,313)	240,615

	Shareholders' equity		Valuation and translation adjustments			Share warrants	Total net assets
	Treasury stocks	Total	Net unrealized holding gain (loss) on securities	Defered hedge gains and losses	Total		
Balance at January 31, 2008	(58,362)	688,404	10,871	(4)	10,867	67	699,339
Changes for this period							
Dividends from surplus	-	(8,116)	-	-	-	-	(8,116)
Reversal of general reserves	-	-	-	-	-	-	-
Net income	-	(11,725)	-	-	-	-	(11,725)
Gain of treasury stock	(13)	(13)	-	-	-	-	(13)
Retirement of treasury stock	57,437	-	-	-	-	-	-
Sale of treasury stock	22	12	-	-	-	-	12
Net changes of items other than "Shareholders' Equity" during this period	-	-	1,808	0	1,809	17	1,826
Total changes during this period	57,446	(19,843)	1,808	0	1,809	17	(18,016)
Balance at April 30, 2008	(915)	668,561	12,680	(3)	12,676	84	681,322

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House, Ltd.
(Registrant)

June 3, 2008

By: Koji Nakata
Koji Nakata
Chief Manager of Legal Department

END